

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

William Sperry
Chief Financial Officer
HUBBELL INC
40 Waterview Drive
Shelton, CT 06484

>**Re: HUBBELL INC**
>**Form 10-K for the Fiscal Year Ended December 31, 2022**
>**Filed, February 9, 2023**
>**File No. 001-02958**

Dear William Sperry:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing